SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO MARKET

São Paulo, November 10, 2020 - Braskem S.A., (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) based on its Sustainable Development strategy (“SDS”) and in line with the SD goals of the United Nations for 2030 and the Paris Agreement on Climate Change, announces to its shareholders and the market its commitment to expand its efforts to achieve the following goals related to mitigate climate change and eliminating plastic waste:

(A)	Goals to mitigate climate change:

- Achieve carbon neutrality by 2050;

- Provide a 15% reduction in carbon emissions by 2030.

(B)	Goals for eliminating plastic waste:

- Expand its I’m green™ portfolio aiming to include 300,000 tons of thermoplastic resins and chemicals with recycled content by 2025; and, by 2030, 1 million tons of such products;

- By 2030, work to divert 1.5 million tons of plastic waste away from incineration, landfills, or the environment.

To achieve carbon neutrality, the Company’s strategy will concentrate its actions on three fronts:

(i)	reduction of emissions focusing on energy efficiency, and increasing the use of renewable energy in current operations, establishing partnerships focused on innovation and technology;
(ii)	offsetting emissions with potential investments in the production of chemicals and polymers from renewable sources; and
(iii)	capturing carbon emissions through research and development for the use of carbon emissions as a raw material.

Additionally, in the forefront of Circular Economy, Braskem will continue to pursue its mechanical and chemical recycling projects.

Thus, the Company reaffirms its commitment to sustainable development and its continuous purpose of improving people’s lives by creating sustainable solutions from chemicals and plastics.

For further information, please contact Braskem’s Investor Relations Department by calling +55 11 3576-9531 or by email braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FUTURE STATEMENTS

This Notice to Market contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including Braskem’s commitments to sustainability. The words “commits,” “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the implementation of operating, financing and other strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.